Filed by Esmark Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Wheeling Pittsburgh Corp.

(Commission File No. 000-50300)

FOR IMMEDIATE RELEASE

ESMARK CONFIRMS TERMS OF ITS PROPOSAL TO THE

INDEPENDENT COMMITTEE OF WHEELING-PITT TO COMBINE THE

COMPANIES

CHICAGO, February 12, 2006 - Esmark Incorporated (“Esmark”), a steel services company supported by global investor Franklin Mutual Advisers, LLC, and advised by JPMorgan, today confirmed details of its proposal to the independent committee of the Board of Directors of Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) (“Wheeling-Pitt”) relating to the combination of Esmark and Wheeling-Pitt.

As in its enhanced proposal announced in October 2006, Esmark’s current proposal continues to value Wheeling-Pitt upon its operational and financial fundamentals. The proposal provides for the formation of a new company in which existing Wheeling Pitt shareholders would receive one share of the new company’s stock for each share of WPSC stock they hold and Esmark shareholders would receive 17.5 million shares in the aggregate (based upon $20 per share) plus additional shares for any new equity raised by Esmark prior to the closing date. The proposal also provides existing Wheeling-Pitt shareholders as of the record date to be established with (i) a cash election to receive $20 per share of WPSC stock, subject to maximum of $150 million being paid for cash elections and (ii) an underwritten right to purchase up to $200 million worth of new shares in the resulting merged company at a price to be discounted from $20 per share.

Esmark believes that its proposal is supported by the results of its recent financial and other diligence on Wheeling-Pitt. Esmark proposal enjoys the support of the United Steelworkers and Esmark believes that its offer is in the best interest of all parties involved. If the independent committee and the board of directors of Wheeling-Pitt approve the Esmark’s proposal, then the merger will be subject to approval by the shareholders of both Wheeling-Pitt and Esmark.

If and when definitive documentation for a merger transaction between Wheeling-Pittsburgh and Esmark is completed, the transaction will be submitted to Wheeling-Pittsburgh stockholders for their consideration. A registration statement on Form S-4 and related proxy statement will be filed with the SEC concerning the proposed transaction.

Stockholders of Wheeling-Pittsburgh are urged to read the registration statement, proxy statement and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information, including information on the proposed transaction as well as participants and their interests in Wheeling-Pittsburgh. You will be able to obtain a free copy of the registration statement and related proxy statement, as well as other filings containing information about Esmark and Wheeling-Pittsburgh, at the SEC’s website at www.sec.gov. Esmark and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed transaction. Information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the registration statement and related proxy statement regarding the proposed transaction if and when they become available. This communication shall not constitute an offer or any securities for sale.

About Esmark

Headquartered in Chicago and founded by the Bouchard Group, Esmark is a steel services family of companies. The mission of Esmark is to establish the benchmark standards for strategic consolidation, operating efficiency and management excellence in the steel sector. More information about Esmark can be found at www.esmark.com.

This press release contains forward-looking statements. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include the ability to achieve anticipated cost savings as a result of the proposed merger, competition in the steel industry, dependence on suppliers of raw materials, and cyclical demand for steel products.

Media Contact:

Bill Keegan, Edelman for Esmark, 312.927.8424, bill.keegan@edelman.com

John Dillard, Edelman for Esmark, 212.704.8134, john.dillard@edelman.com

For Investors:

Craig T. Bouchard, Esmark, 708.756.0400, ctbouchard@esmark.com